QuickLinks -- Click here to rapidly navigate through this document

Ex. (a)(5)(iv)

COUGHLIN STOIA GELLER
    RUDMAN & ROBBINS LLP
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)
A. RICK ATWOOD, JR. (156529)
DAVID T. WISSBROECKER (243867)
AARON W. BEARD (228825)
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
darrenr@csgrr.com
ricka@csgrr.com
dwissbroecker@csgrr.com
abeard@csgrr.com

BROWER PIVEN, P.C.
CHARLES J. PIVEN
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202
Telephone: 410/986-0036
410/685-1300 (fax)
piven@browerpiven.com

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SALVATORE L.GIORDANO, on Behalf of
Himself and All Others Similarly Situated,

                                                           Plaintiff,

        vs.

OPENTV CORP, ANDRÉ KUDELSKI, NIGEL BENNETT, JOSEPH DEISS, LUCIEN GANI, ALEX OSADZINSKI, PIERRE ROY, MAURO SALADINI, JAMES A. CHIDDIX, CLAUDE SMADJA, JERRY MACHOVINA, KUDELSKI SA and KUDELSKI INTERACTIVE CAYMAN, LTD.,
Defendants.	) ) ) ) ) ) ) ) ) ) ) ) ) ) )	VIA FAX No CV 09 5077 EMC CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES

        Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

        1.     This is a shareholder class action brought by plaintiff on behalf of the minority shareholders of OpenTV Corp. ("OpenTV" or the "Company") common stock against OpenTV, its Board of Directors (the "Board"), and its dominating and controlling shareholder, Kudelski SA ("KSA"), and KSA's wholly-owned subsidiary, Kudelski Interactive Cayman, Ltd. ("KIC"), arising out of defendants' breaches of fiduciary duty in connection with the proposed sale of OpenTV's minority shareholder interests to the controlling shareholders, via tender offer, for $1.55 per share (the "Proposed Buyout").

        2.     OpenTV is dominated and controlled by KSA and André Kudelski ("Kudelski"), who holds 13.4% of the Company's outstanding Class A shares, 100% of the Company's Class B shares, 32.3% of the Company's total equity (when considering the conversion rights afforded the Class B shares) and 77.2% of the total voting power of the outstanding equity interests in the Company. KSA directly controls the Company and all of its operations due to its dominant equity stake in the Company, and through its employees and agents on the Board, which include defendants Kudelski, Nigel (Ben) Bennett ("Bennett"); Joseph Deiss ("Deiss"); Lucien Gani ("Gani"); Alex Osadzinski ("Osadzinski"); Pierre Roy ("Roy"); Mauro Saladini ("Saladini"); James A. Chiddix ("Chiddix"); and Claude Smadja ("Smadja"). Kudelski is deemed the beneficial owner of shares held by KSA as he is the majority shareholder of KSA. Also of note, the defendants listed above represent nine of the ten total directors of the Company.

        3.     On October 5, 2009, KSA made public its intention to acquire all outstanding equity interests in a tender offer that is scheduled to expire on November 6, 2009. This announcement was merely the latest salvo in a string of attempts by KSA to acquire all of the outstanding shares of OpenTV for an amount that undervalues the Company and does not compensate minority shareholders for the significant change-of-control and synergistic benefits that the Proposed Buyout provides to KSA. KSA's prior efforts to misappropriate the outstanding equity interests in the Company have previously met with limited, albeit effective, resistance from the lone independent voice on the Board, Eric Tveter. Unfortunately for minority shareholders, Mr. Tveter's sudden retirement on October 7, 2009, in clear disgust over the course of the Proposed Buyout, has left them without a champion. Indeed, on October 20, 2009, the Company filed a Schedule 14D-9 (the "Solicitation") with the Securities and Exchange Commission ("SEC") whereby the Board specifically disclaimed any position regarding the Proposed Buyout. Not only are minority shareholders completely unrepresented at the corporate level of the Company, they are now expected to determine whether to tender their shares to KSA without the guidance or information that is normally provided by the Solicitation.

        4.     Plaintiff seeks immediate judicial intervention to enjoin defendants from completing their unfair tender offer and consummating the Proposed Buyout on unfair terms for the Company's minority shareholders. Such actions are in violation of their respective fiduciary duties to plaintiff and the Class (as defined below). Defendants should be required to engage in a fair and neutral sales process instead of advancing their own interest at the expense of OpenTV's minority shareholders.

INTRADISTRICT ASSIGNMENT

        5.     A substantial part of the events or omissions which give rise to the claims in this action occurred in the county of San Francisco, and as such this action is properly assigned to the San Francisco division of this Court. Defendant OpenTV is headquartered in San Francisco County.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

 JURISDICTION AND VENUE

        6.     The claims asserted herein arise under British Virgin Island's law for breach of fiduciary duty. This Court has jurisdiction over this action pursuant to 28 U.S.C. §1332(a)(2), in that plaintiff and the defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interests and costs. Plaintiff is a citizen of the state of Virginia and none of the defendants is a citizen of the state of Virginia.

        7.     Venue is proper in this District pursuant to 28 U.S.C. §1391(a). Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information and the breaches of fiduciary duty occurred in substantial part in this District. OpenTV is located in and conducts its business in this District. Further, defendants conduct business in this District, and certain of the defendants are citizens of California and reside in this District.

THE PARTIES

        8.     Plaintiff Salvatore L. Giordano is, and at all times relevant hereto was, a shareholder of OpenTV and a resident of Virginia.

        9.     Defendant OpenTV is a British Virgin Islands corporation, which has its worldwide headquarters at 275 Sacramento Street, San Francisco, California 94111. OpenTV provides advanced digital television solutions for creating and delivering viewing experiences to consumers of digital content worldwide. The Company's software enables cable, satellite, telecommunications, and digital terrestrial operators to offer enhanced television experiences to their viewers. OpenTV is dominated and controlled by KSA, which holds 13.4% of the Company's outstanding Class A shares, 100% of the Company's Class B shares, 32.3% of the Company's total equity (when considering the conversion rights afforded the Class B shares) and 77.2% of the total voting power of the outstanding equity interests in the Company.

        10.   Defendant KSA, which, with its wholly owned subsidiaries, comprises the Kudelski Group, holds itself out as a world leader in digital security. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. One of KSA's primary affiliates, Nagravision SA ("Nagravision"), has a long-term licensing and distribution agreement with OpenTV, a relationship that was the motivating factor in KSA's acquisition of its stake in OpenTV in January 2007.

        11.   Defendant KIC is a wholly-owned subsidiary of KSA, and the vehicle for KSA's tender offer for OpenTV.

        12.   Defendant Kudelski is the Executive Chairman of the Company's Board, as well as the majority shareholder and Chairman and Chief Executive Officer ("CEO") of KSA. He has been a director since January 2007, when KSA acquired its interest in OpenTV, and is considered the beneficial owner of all of KSA's equity interests in the Company.

        13.   Defendant Bennett has been the Company's CEO since March 2008 and a director since November 2008. Prior to that time Bennett was a c-level executive at the Company and ascended to his current roles as director and CEO as a direct result of his relationship with Kudelski, rendering him impotent and significantly interested as he relies upon Kudelski for both his current and future employment status. As noted in the Solicitation, "Mr. Bennett is the Chief Executive Officer of the Company and has a direct reporting relationship to Mr. Kudelski, in his capacity as the Executive Chairman of the board of directors of the Company, and Mr. Bennett expects this reporting relationship to continue following the [Proposed Buyout]."

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        14.   Defendant Deiss has been a director of the Company since January 2007, having been hand-picked and appointed to that role by Kudelski upon KSA's acquisition of the Company.

        15.   Defendant Gani has been a director of the Company since January 2007, and is KSA's General Counsel.

        16.   Defendant Osadzinski was unanimously "elected" a director of the Company by the Board on August 25, 2009. He is a Vice President of KSA and has a background in venture capital, which is why Kudelski had him placed on the Board.

        17.   Defendant Roy has been a director of the Company since January 2007 and serves as Chief Operating Officer of Nagravision and a Vice President of KSA.

        18.   Defendant Saladini has been a director of the Company since August 2007 and is KSA's Chief Financial Officer.

        19.   Defendant Chiddix has been a director of the Company since March 2004 and Vice Chairman since May 2007. Previously Chiddix was the Company's Executive Chairman and CEO from May 2004 through March 2007. More critically, as noted in the Solicitation, "Mr. Chiddix served as a paid consultant to the Kudelski Group from April 2007 to April 2009."

        20.   Defendant Smadja has been a director of the Company since January 2007 and serves as Vice Chairman to KSA.

        21.   Defendant Jerry Machovina ("Machovina") has been a director of the Company since October 2003.

        22.   The individuals named in ¶¶12-21 above are sometimes hereinafter referred to as the "Individual Defendants." As officers and/or directors of the Company, each of the Individual Defendants owes the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

        23.   The defendants named in ¶¶l0 and 12 above are referred to collectively as the "Controlling Shareholders." As shareholders owning in excess of 50% of the Company's voting shares and exercising actual domination and control over the Company's Board, the Controlling Shareholders owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

DEFENDANTS' FIDUCIARY DUTIES

        24.   In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors owe an affirmative fiduciary duty of loyalty, good faith, honesty and due care to the corporation's shareholders. To diligently comply with these duties, the directors may not take any action that will provide the directors with preferential treatment at the expense of, or separate from, the minority shareholders.

        25.   In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of OpenTV, are obligated to refrain from:

          (a)   participating in any transaction where the directors' or officers' loyalties are divided;

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

          (b)   participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the minority shareholders of the corporation; and/or

          (c)   unjustly enriching themselves at the expense or to the detriment of the minority shareholders.

        26.   In accordance with their duties of loyalty and good faith, the Controlling Shareholders, because they stand on both sides of the Proposed Buyout, are obligated to deal fairly with the Company's minority shareholders, and not attempt to consummate any transaction wherein minority shareholders are not offered a fair price for their shares.

        27.   Plaintiff alleges herein that the Individual Defendants and the Controlling Shareholders, separately and together, in connection with the imminent sale of OpenTV, and aided and abetted by OpenTV, KIC and KSA, have violated and are continuing to violate the fiduciary duties owed to plaintiff and the other minority shareholders of OpenTV, including their duties of loyalty, good faith, honesty and due care.

CLASS ACTION ALLEGATIONS

        28.   Plaintiff brings this action on his own behalf and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all holders of OpenTV stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

        29.   This action is properly maintainable as a class action.

        30.   The Class is so numerous that joinder of all members is impracticable. According to OpenTV's SEC filings, there were 108 million shares of OpenTV common stock outstanding as of September 8, 2009, held by hundreds, if not thousands, of beneficial owners.

        31.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a)   whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout;

          (b)   whether the Individual Defendants and the Controlling Shareholders are unjustly enriching themselves and other insiders or affiliates of OpenTV;

          (c)   whether the Controlling Shareholders have breached and are breaching their fiduciary duties to OpenTV's minority shareholders by attempting to purchase the Company while in possession of material inside information;

          (d)   whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor, honesty and fair dealing;

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

          (e)   whether OpenTV and the Controlling Shareholders have aided and abetted the breaches of fiduciary duty alleged by plaintiff against the Individual Defendants; and

          (f)    whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

        32.   Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        33.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        34.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        35.   Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

        36.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE OFFER

        37.   OpenTV is a British Virgin Islands corporation headquartered in San Francisco, California. OpenTV provides advanced digital television solutions for creating and delivering viewing experiences to consumers of digital content worldwide. The Company's software enables cable, satellite, telecommunications, and digital terrestrial operators to offer enhanced television experiences to their viewers.

        38.   OpenTV is dominated and controlled by KSA and Kudelski, who holds 13.4% of the Company's outstanding Class A shares, 100% of the Company's Class B shares, 32.3% of the Company's total equity (when considering the conversion rights afforded the Class B shares) and 77.2% of the total voting power of the outstanding equity interests in the Company. KSA directly controls the Company and all of its operations due to its dominant equity stake in the Company, and through its employees and agents on the Board, which include defendants Kudelski, Bennett, Deiss, Gani, Osadzinski, Roy, Saladini, Chiddix and Smadja. Kudelski is the deemed beneficial owner of shares held by KSA as he is the majority shareholder of KSA. Also of note, the defendants listed above represent nine of the ten total directors of the Company.

        39.   KSA acquired the bulk of its interest in OpenTV by acquiring the equity stake previously held by Liberty Media in January 2007. This acquisition was not a one-off investment for KSA, as they had a previous and long-standing relationship with OpenTV dating back to 2001. Thus, the immediate synergies and cost savings made the deal very worthwhile for KSA. Upon gaining control of the Company, Kudelski wasted no time asserting his authority hand-placing Deiss, Gani, Roy, and Smadja (among others) on the Board in order to immediately take control of the Company. Thereafter Kudelski got OpenTV to enter into a series of long-term licensing and distribution agreements with Nagravision, reaping further benefit from the acquisition. However, Kudelski was interested in more than leveraging strategic value from his purchase.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

 THE FIRST OFFER

        40.   Kudelski had to wait a little over two years, but on February 27, 2009, after the Company's shares started to rise off historic lows, Kudelski made an offer for all outstanding shares of OpenTV at $1.35 per share. Unsurprisingly, the announcement came a single day after the Company announced the very first profitable fiscal year in its history. OpenTV was generating positive cash flow for the first time since it was taken public in 1999 and Kudelski realized that his window of opportunity to acquire the remainder of the Company on the cheap was closing quickly.

        41.   The Solicitation provides significant details about this first offer that were previously undisclosed. Foremost, the Board created a purportedly "independent" committee (the "Special Committee") to engage legal and financial professionals to aid its assessment of the offer. It was purportedly independent because it was comprised of Deiss (who was handpicked and appointed to the Board by Kudelski) along with Machovina and Tveter. The Special Committee engaged UBS, whose preliminary analysis indicated that the $1.35 per share offer significantly undervalued the Company based upon both comparable transaction and EBITDA measures. Tveter then approached Kudelski and informed him that unless KSA was willing to entertain an offer in the range of $2.00 per share, the Special Committee was going to recommend the rejection of the offer. Because the only non-KSA Board members were on the Special Committee, Kudelski knew this rejection was certain unless he was willing to increase the offer. Instead, he convinced the Special Committee to permit his financial advisor to meet with UBS in an attempt to justify to UBS why his lower valuation more correctly reflected the Company's value. Despite these desperate efforts leveraging his insider status to gain to the Special Committee's advisor, the Special Committee stood its ground and rejected the offer on June 6, 2009. Not surprisingly, the Special Committee was immediately disbanded by the Board after the rejection and no independent committees have since been considered or created. Thereafter, Kudelski issued a press release slamming the Special Committee and making public his advisor's self-serving valuations:

THE KUDELSKI GROUP COMMENTS ON REJECTION OF ITS OFFER
BY THE SPECIAL COMMITTEE SET UP BY THE OPEN TV BOARD.

          …The Kudelski Group today issued the following comments on the recent statement issued by the Special Committee of the Board of Directors ("the Special Committee") of OpenTV Corp. ("OpenTV") regarding the Kudelski Group's ("Kudelski") non-binding proposal to acquire all of the Class A ordinary shares of OpenTV not currently owned by Kudelski or its affiliates for $1.35 per share in cash.

  Perspectives on Special Committee's Response

          Kudelski is disappointed by the Special Committee's response, as it believes that the rejection of its proposal is not in the best interests of OpenTV's minority shareholders, customers, partners and employees. Kudelski continues to firmly believe that its proposal would deliver superior value to OpenTV shareholders relative to other options currently available to them as stockholders of OpenTV as a stand-alone entity.

          While Kudelski acknowledges the improvement in the financial performance of OpenTV following Kudelski's acquisition of its controlling stake, it also recognizes that OpenTV faces serious strategic challenges which, if not addressed, will materially affect its revenues and margins. Kudelski believes these challenges were significantly underestimated by the Special Committee.

          In particular, Kudelski believes that the Special Committee assessment relies exclusively on an overly optimistic and unrealistic outlook on both OpenTV's future business prospects and the business as a whole. As a result, the Special Committee does not adequately take into account the economic impact of such challenges on the value of OpenTV and greatly discounted the scope and magnitude of the measures required to mitigate the risks faced by OpenTV. For example, Kudelski believes that the Special Committee's assessment does not adequately take into account the impact of the market trends towards next generation set-top box software solutions, and the resulting significant decrease of OpenTV's business volumes in a stand-alone scenario.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

          In addition, while Kudelski acknowledges the value of the OpenTV customer franchise and human capital, it also believes that it is vital for the long-term development of OpenTV business to significantly ramp up its investment, even at the expense of short term profitability.

          Kudelski has voiced these concerns in the past but has been met repeatedly with reluctance and therefore has now no alternative moving forward except to act aggressively to mitigate these risks, under all circumstances. Kudelski believes that it is in all shareholders' best interests for OpenTV to address these strategic concerns. Consequently, Kudelski intends to advocate through its board representation that OpenTV substantially increase its investment in next-generation solutions, mainly organically but also potentially through acquisitions, which will require a substantial portion of OpenTV's currently available cash resources. While this strategy is likely to depress OpenTV's financial performance over the next few years, such efforts and investments are required to insure OpenTV's long-term success. Without such investments, Kudelski believes that the long-term viability of OpenTV's business as a stand-alone entity is seriously in doubt.

  Perspectives on Discovery's Recent Public Disclosure

          While waiting for the Special Committee's response to its proposal, Kudelski elected not to comment publicly regarding Discovery Group's ("Discovery") amended 13D filing on April 2, 2009. However, Kudelski believes that it is now the appropriate time to convey its perspective, and urges shareholders to disregard Discovery Group's analysis and conclusions. Under no circumstances would Kudelski offer the prices suggested by Discovery, having determined such prices to be significantly in excess of Kudelski's view of the fair value of OpenTV.

          Kudelski believes that Discovery's analysis is fundamentally flawed and contains numerous inaccurate assumptions and misleading analysis, including:

    •
    Portraying the proposed transaction as a change of control;

    •
    Disregarding the significant risks that OpenTV faces;

    •
    Using unrealistic forecasts and assumptions as the foundation for its analysis;

    •
    Using historical valuation metrics and inappropriate comparables as a basis for measuring the fair value of OpenTV while ignoring business fundamentals;

    •
    Failing to acknowledge Kudelski's continued contribution to OpenTV's turnaround and the economic impact of a potential redirection of Kudelski's efforts; and

    •
    Ignoring open-market transactions. Examples of such evidences include, for example, OpenTV's share price at $1.00 at market close prior to Kudelski's announcement, and the arm's length average $1.09 price per share paid by Kudelski for the acquisition of more than 7.9 million publicly listed OpenTV shares between September 2007 and February 2008.

  Stakeholder Feedback and Summary Conclusions

          Kudelski has received favorable responses on the benefits of the proposed combination from several key customers and major shareholders. Customers have clearly stated to Kudelski that they strongly support the proposed combination, believing that a full integration of OpenTV and Nagravision provides the best platform for the long-term support of and investment in OpenTV's product portfolio. Kudelski reiterates its commitment to remain OpenTV's controlling shareholder and to protect its investment by undertaking all necessary measures to ensure its long-term success.

          Based on Kudelski's discussions with the Special Committee, Kudelski has concluded that continued discussions will not be fruitful and has therefore decided to withdraw its proposal and terminate discussions with the Special Committee.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

 THE SECOND OFFER

        42.   According to the Solicitation, Kudelski and KSA appear to have been inactive in the period just after the rejection. However, Kudelski was down but by no means out. Recognizing that a lone independent Board member, Tveter, had played a significant role in the rejection, Kudelski got Osadzinski elected to the Board on August 25, 2009. Also in the interim, Kudelski and his legal advisors spent significant time and effort leveraging his status as an insider and his domination of the Board through its 90% affiliation with KSA to remove the obstacles (including, opposing the reformation of a special committee) that prevented him from ransacking OpenTV for KSA's benefit. In response to these egregious efforts, it appears that Tveter took the only action he could and officially and unceremoniously resigned his directorship on October 7, 2009, despite the fact that he was slated to remain on through the shareholder meeting in November.

        43.   On October 5, 2009, KSA announced the Proposed Buyout at $1.55 per share in a press release picked up by Yahoo! Finance, which provided in pertinent part:

  Kudelski Commences Tender Offer to Acquire OpenTV for US$1.55 Per Share in Cash

  17% One-Day Premium Provides Significant Immediate Value to All OpenTV Shareholders

          ... The Kudelski Group today announced that its wholly owned subsidiary, Kudelski Interactive Cayman, Ltd., has commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. not owned by Kudelski or its subsidiaries for US$1.55 per share in cash. Kudelski's offer is not conditioned on a minimum number of Class A shares being tendered.

          The offer price provides a meaningful premium to recent trading values of the Class A shares and represents:

    •
    a 17% premium to the closing price of the Class A shares of $1.33 on October 2, 2009, the last trading day prior to the date on which the offer was commenced;

* * *

    •
    a premium of approximately 42% to the enterprise value implied by the closing price of the Class A shares on October 2, 2009, the last trading day prior to the date on which the offer was commenced and a premium of approximately 190% to the enterprise value implied by the closing price of the Class A shares on February 26, 2009, the last trading day prior to the date of the announcement of Kudelski's proposal to acquire the outstanding Class A shares of OpenTV not owned by Kudelski or its affiliates at $1.35 per share.

          Kudelski said its all cash offer provides OpenTV shareholders immediate liquidity at a superior value to OpenTV's future prospects, particularly given OpenTV's current scale and R&D challenges and the significant amount of new investment required for OpenTV to remain competitive as a standalone, publicly-traded company. In addition to delivering fair value to shareholders of OpenTV, Kudelski believes the combination is in the best interest of OpenTV's employees, customers and partners because of Kudelski's commitment to the sustainability of the business and Kudelski's ability to invest in R&D and growth to ensure OpenTV has a strong future in the context of an intensely competitive environment.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

          The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended. Kudelski and its subsidiaries currently own approximately 13.4% of OpenTV's outstanding Class A shares and 100% of OpenTV's outstanding Class B shares, which together represent approximately 32.3% of the total outstanding shares of OpenTV and 77.2% of the voting power of OpenTV's shares. Kudelski plans to finance the transaction through a credit facility, as well as from available cash held by Kudelski and its subsidiaries. The commencement and consummation of the tender offer does not require the approval or recommendation of the Open TV board, and Kudelski has not asked the OpenTV board to approve the tender offer.

        44.   There are several things to note about this press release. Foremost, it is interesting to note that the release discusses enterprise value, since shareholders have been given no guidance by the Company or in the Solicitation as to valuation of their shares or the fairness of the offer price. Of note, it is interesting that the enterprise value referred to is the one predicated upon the Company's share price and not a legitimate intrinsic or extrinsic valuation that would normally be provided to shareholders in a solicitation. Of course, Kudelski had tried that route and his hand had been forced by Tveter.

        45.   The second notable statement regards the financing and cash used to close the Proposed Buyout. Notably absent from that recounting is the pile of cash that currently sits on the Company's balance sheet. Indeed, as of June 30, 2009, the Company has in excess of $140 million in current assets, of which more than $110 million is in cash and liquid securities. Based upon the public filings, it is going to cost KSA $154 million to buy up the equity stake it does not own. Thus, for a net cost of $14 million, KSA is getting the entirety of OpenTV, which is likely to generate that $14 million in earnings in 2009. Also of note, Kaufman Brothers, which has covered the Company since 2005, issued a target price of $2.00 for OpenTV on September 22, 2009.

        46.   Finally, the Solicitation provides the minority shareholders no information upon which they may rely in determining to tender their shares. The press release accompanying the release of the Solicitation puts it fairly bluntly:

          The board of directors of OpenTV (the "Board") is expressing no opinion as to whether the holders of Shares should tender their Shares pursuant to the Offer and is remaining neutral as to the Offer. The Board has made no determination whether the Offer is fair to and in the best interest of the holders of the Shares, and is making no recommendations regarding whether the holders of the Shares should accept the Offer and tender their Shares. The Board urges each shareholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the Board described in OpenTV's Schedule 14D-9.

          This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of OpenTV. Shareholders are advised to make their own decisions on whether to tender their Shares and accept the Offer based on all of the available information, including the factors considered by the Board described in OpenTV's Schedule 14D-9, filed today with the SEC. The Schedule 14D-9 and the Offer to Purchase contain important information that should be read carefully before any decision is made with respect to whether to tender in the Offer. OpenTV urges each shareholder to read the factors considered by it in the Schedule 14D-9, as well as the Offer to Purchase, prior to making any decision regarding the Offer. The Offer to Purchase, the Schedule 14D-9 and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        47.   Notably, the Board takes no position on the Proposed Buyout and requests that the minority shareholders rely upon the Solicitation to guide their decision to tender. This is a patently ridiculous request as the Solicitation provides no material information upon which the minority shareholders can base such a decision. There is no discussion of valuation or any attempt to monetize OpenTV's future possibilities. There is no discussion about the options for growth by acquisitions or organically. There is no discussion of alternative suitors. Of course the Board cannot provide any of this information, because unlike the efforts undertaken by the Special Committee in the first offer, the Board has not retained any outside advisors to advise them. None of these omissions is shocking given the fact that Kudelski was able to leverage his access to and domination of the Board to convince them to forgo their fiduciary obligations to the minority shareholders. By the course of conduct detailed herein, they have repeatedly and knowingly forsaken these duties and permitted the Proposed Buyout to proceed in a manner that is patently injurious to the minority shareholders.

        48.   Adding insult to injury, the Controlling Shareholders have used their communications with the minority shareholders in an abusive and coercive manner, virtually threatening any and all minority shareholders with doomsday scenarios that will result if they fail to fall in line with the Proposed Buyout. In an open letter to shareholders, Kudelski provided, in part, the following:

  October 13, 2009

  Dear Fellow OpenTV Shareholder,

          On October 5, 2009, the Kudelski Group commenced a tender offer to acquire all outstanding Class A shares of OpenTV Corp. not owned by Kudelski or its subsidiaries for US $1.55 per share in cash, implying a total equity value for OpenTV of at least US$215 million. Quite simply, this offer provides all shareholders immediate and certain liquidity and, we believe, superior value compared to OpenTV's future as a standalone public company in a highly competitive marketplace.

          It is essential to note that Kudelski has committed to purchase every share that is tendered. Consequently, shareholders who do not tender their shares risk potentially holding an illiquid security with limited marketability. Furthermore, if a sufficient number of shares are tendered and a sufficient number of shareholders participate in the offer, Kudelski will seek to delist OpenTV from the NASDAQ, deregister the shares with the SEC and suspend public reporting obligations. Also, if following the close of the offer Kudelski can exercise voting rights with respect to more than 90% of the outstanding shares, we will be able to direct OpenTV to redeem all non-tendered shares.

(Footnote omitted.)

        49.   Outright threats of illiquidity and delisting serve to further disenfranchise the minority shareholders who now are faced with making an uninformed decision that could have far-reaching implications. These veiled threats have also been directed at Discovery Equity Partners ("Discovery"), a reporting beneficial owner that owns approximately 11.5% of the Class A shares. Discovery has specifically drawn the ire of Kudelski by having the temerity to place a shareholder proposal on the November 4th proxy seeking to require the Company to spend $30 million in a Dutch Auction share repurchase. This is but one more piece of evidence to the Controlling Shareholders that they need to act quickly to close the Proposed Buyout, regardless of the interests of the minority shareholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        50.   Indeed, this tone is not surprising, given that the Controlling Shareholders' own offer to purchase directed to the minority shareholders was structurally coercive:

          We have made no decision at this time as to whether we will cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by the Kudelski Group, and we currently intend to make such a decision following the expiration of the Offer. We will determine whether to cause the Company to redeem the remaining publicly held Shares, if we are eligible to do so, based on an analysis of all relevant facts, including the number of Shares then owned by the Kudelski Group, the market price of the Shares, if any, and our assessment of the feasibility, cost and potential risks and benefits of a redemption and our other options. If the Offer is consummated and a subsequent redemption takes place, shareholders not tendering in the Offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the British Virgin Islands) will receive the per Share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands. As a result, the per Share price paid as part of any such redemption could be more or less than the per Share price paid in the Offer.

        51.   The Controlling Shareholders are acting to better their own interests at the expense of OpenTV's minority shareholders. They are in a position to dictate the terms of the imminent sale, and nine of the ten directors of the Company are beholden to the Controlling Shareholders for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company's minority shareholders with impartiality and vigor.

        52.   Despite the fact that the Special Committee originally raised some nominal resistance to the Controlling Shareholders' takeover of the Company, the Special Committee has been rendered a nullity by the impotent Board, which is fully dominated by KSA and Kudelski. Indeed, the Special Committee's lack of independence and power to negotiate at arm's length is demonstrated by the fact that the Special Committee could not even be re-formed with more than a single independent member. This fact is highlighted by an October 9, 2009 notice from the NASDAQ, putting the Company on a delisting watch because it does not have enough independent directors to fulfill the minimum number required by the NASDAQ Global Market listing standards.

        53.   Simply put, the Controlling Shareholders' efforts to acquire OpenTV, if not enjoined, will result in the unlawful divestiture of the minority shareholders of OpenTV in a transaction that is inherently unfair to them and that is the product of defendants' serious and stunning conflicts of interest and breaches of fiduciary duties, as described herein. The Individual Defendants' and the Controlling Shareholders' efforts are designed to:

          (a)   eliminate members of the Class as shareholders of the Company from continued equity participation in the Company at a price per share which the Individual Defendants and the Controlling Shareholders know or should know is grossly unfair and inadequate;

          (b)   allow the Individual Defendants and the Controlling Shareholders (who have unique knowledge of the Company and have access to information denied or unavailable to the Class), to take advantage of the Class by not providing all material information Class members need to determine whether defendants' efforts have violated their fiduciary duties; and

          (c)   time a sale of OpenTV to benefit the Controlling Shareholders and the Individual Defendants at the expense of plaintiff and the Class.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        54.   The Controlling Shareholders, with the acquiescence of the directors of OpenTV, are engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class, by virtue of, among other things, the Controlling Shareholders' voting and ownership power and total control and dominance of the OpenTV Board. By reason of the foregoing, the Individual Defendants and Controlling Shareholders have breached and are breaching their fiduciary duties to the members of the Class.

        55.   Unless enjoined by this Court, the Individual Defendants and Controlling Shareholders will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the imminent sale to the irreparable harm of plaintiff and the Class.

COUNT I

Claim for Breach of Fiduciary Duties
Against the Individual Defendants and the Controlling Shareholders

        56.   Plaintiff repeats and realleges each allegation set forth herein.

        57.   The Individual Defendants and the Controlling Shareholders have violated their fiduciary duties of care, loyalty, candor and independence owed to the minority shareholders of OpenTV and have acted to put their personal interests and the interests of the Controlling Shareholders ahead of the interests of OpenTV' s minority shareholders.

        58.   By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in OpenTV.

        59.   The Individual Defendants and the Controlling Shareholders have violated their fiduciary duties by permitting and encouraging the Controlling Shareholders to attempt to squeeze out OpenTV's shareholders without regard to the fairness of those efforts to OpenTV's shareholders.

        60.   As demonstrated by the allegations above, the Individual Defendants and the Controlling Shareholders have failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of OpenTV because, among other reasons:

          (a)   they have failed to take steps to maximize the value of OpenTV to its minority shareholders and they took steps to avoid competitive bidding, to cap the price of OpenTV stock and to give the Controlling Shareholders an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

          (b)   they have failed to properly value OpenTV;

          (c)   they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships with KSA and/or their own connection with the Proposed Buyout; and

          (d)   they have failed and continue to fail to disclose all material information that would permit OpenTV's minority shareholders to properly evaluate whether to accept KSA's tender offer.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        61.   Because the Individual Defendants and the Controlling Shareholders dominate and control the business and corporate affairs of OpenTV, and are in possession of private corporate information concerning OpenTV's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the minority shareholders of OpenTV which makes it inherently unfair for them to pursue any transaction wherein they or any third party, such as the Controlling Shareholders, will reap disproportionate benefits to the exclusion of maximizing shareholder value.

        62.   By reason of the foregoing acts, practices and course of conduct, the Individual Defendants and the Controlling Shareholders have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        63.   As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they will be prevented from obtaining a fair price for their common stock.

        64.   Unless enjoined by this Court, the Individual Defendants and the Controlling Shareholders will continue to breach their fiduciary duties owed to plaintiff and the Class, and are taking further steps to consummate a sale of OpenTV which will exclude the Class from its fair share of OpenTV's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        65.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

COUNT II

Claim for Aiding and Abetting Breaches of Fiduciary Duties
Against Defendants OpenTV, KSA and KIC

        66.   Plaintiff repeats and realleges each allegation set forth herein.

        67.   Defendants OpenTV, KSA and KIC are sued herein as aiders and abetters of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of OpenTV, and the Controlling Shareholders, as the controlling and dominating shareholders of OpenTV.

        68.   The Individual Defendants breached their fiduciary duties of loyalty and due care to OpenTV's minority shareholders by failing to:

          (a)   act in the best interests of the minority shareholders of OpenTV common stock;

          (b)   maximize shareholder value; and

          (c)   act in accordance with their fundamental duties of due care and loyalty.

        69.   Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants OpenTV, KSA and KIC, who, therefore, aided and abetted such breaches via considering an imminent sale of OpenTV to KIC.

        70.   Defendants OpenTV, KSA and KIC had knowledge that they were aiding and abetting the Individual Defendants' breaches of their fiduciary duties to the OpenTV's minority shareholders.

        71.   Defendants OpenTV, KSA and KIC rendered substantial assistance to the Individual Defendants' in their breach of their fiduciary duties to OpenTV's minority shareholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        72.   As a result of the unlawful actions of OpenTV, KSA and KIC, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for OpenTV's assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of OpenTV, KSA and KIC are enjoined by the Court, they will continue to aid and abet the Individual Defendants' breaches of their fiduciary duties owed to plaintiff and the members of the Class.

        73.   Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

        A.    Declaring that this action is properly maintainable as a class action;

        B.    Declaring and decreeing that the Proposed Buyout is in breach of the fiduciary duties of the Individual Defendants;

        C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the tender offer for OpenTV unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

        D.    Directing the Individual Defendants and Controlling Shareholders to exercise their fiduciary duties to obtain a transaction which is in the best interests of OpenTV's shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

        E.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

        F.     Granting such other and further equity relief as this Court may deem just and proper.

DATED: October 23, 2009	COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON A. RICK ATWOOD. JR. DAVID T. WISSBROECKER AARON W. BEARD

/s/ A. RICK ATWOOD, JR. A. RICK ATWOOD, JR.

655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

BROWER PIVEN, P.C. CHARLES J. PIVEN The World Trade Center-Baltimore 401 East Pratt Street, Suite 2525 Baltimore, MD 21202 Telephone: 410/986-0036 410/685-1300 (fax)

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND AIDING AND ABETTING
BREACH OF FIDUCIARY DUTIES

 CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

        Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

/s/ SALVATORE L. GIORDANO ATTORNEY OF RECORD FOR PLAINTIFF SALVATORE L. GIORDANO

QuickLinks

  Ex. (a)(5)(iv)
UNITED STATES DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA
SUMMARY OF THE ACTION
INTRADISTRICT ASSIGNMENT
JURISDICTION AND VENUE
THE PARTIES
DEFENDANTS' FIDUCIARY DUTIES
CLASS ACTION ALLEGATIONS
BACKGROUND TO THE OFFER
THE FIRST OFFER
THE SECOND OFFER
COUNT I Claim for Breach of Fiduciary Duties Against the Individual Defendants and the Controlling Shareholders
COUNT II Claim for Aiding and Abetting Breaches of Fiduciary Duties Against Defendants OpenTV, KSA and KIC
PRAYER FOR RELIEF
CERTIFICATION OF INTERESTED ENTITIES OR PERSONS